--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                                 Amendment No. 1
                                       to
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                  INACOM CORP.
                                (Name of Issuer)

                                  INACOM CORP.
                      (Name of Person(s) Filing Statement)

4.5% Convertible Subordinated Debentures             45323G AC 3
        Due November 1, 2004
   (Title of Class of Securities)        (CUSIP Number of Class of Securities)


                               David C. Guenthner
              Executive Vice President and Chief Financial Officer
                               10810 Farnam Drive
                                 Omaha, NE 68154
                                 (402) 758-3900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                 March 19, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
           ================================= ===========================

              Transaction Valuation*            Amount of Filing Fee
           ================================= ===========================

                   $86,271,562                       $23,984
           ================================= ===========================
----------
* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $86,250,000 principal amount of Debentures at the purchase price of $86,271,562 (100% of the principal amount of the Debentures, plus accrued interest to the date of purchase) as of May 3, 1999 (the payment date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.
[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid:         $23,984
    Form or registration no.:       Schedule 13E-4
    Filing party:                   InaCom Corp.
    Date filed:                     March 19, 1999

Instruction:   When  submitting  this  statement in paper format,  ten copies of this statement,  including all exhibits,  shall be filed with the
               Commission
--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT


         This Amendment No. 1 amends and supplements Schedule 13E-4 relating to an offer (the "Offer") by InaCom Corp., a Delaware corporation (the "Company") to purchase for cash, on the terms and subject to the conditions set forth in the Notice and Offer to Purchase, dated March 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding 4.5% Convertible Subordinated Debentures due November 1, 2004 of the Company (the "Debentures"), copies of which are attached as Exhibits 99.1(a)(1) and 99.1(a)(2) to the Company's Schedule 13E-4 dated March 19, 1999.

         Only those items amended or supplemented on Schedule 13E-4 are included herein.

Item 1:  Security and Issuer

         The information set forth in the Offer to Purchase is amended in the following respect:

              Pursuant to the terms and conditions set forth in the Offer to Purchase and in the accompanying Letter of Transmittal, the Offer was previously scheduled to expire at 5:00 p.m. New York City time, on April 19, 1999 unless the Offer is extended. The Company hereby extends the Offer so that it will expire at 5:00 p.m., New York City time, on April 30, 1999. The Repurchase Date for payment of tendered Debentures remains May 3, 1999. As of April 13, 1999, the Company had received tenders of $1,550,000 of the 4.5% Convertible Subordinated Debentures due November 1, 2004, and $225,000 of the 6% Convertible Debentures due June 15, 2006.

Item 2: Source and Amount of Funds or Other Consideration

         The information set forth in the section "Sources and Amount of Funds" of the Offer to Purchase is supplemented as follows:

              The Company's senior secured credit facility of up to $450 million with Deutsche Bank is the source of funds for the purchase of the debentures. The senior secured credit facility, which expires in April 2003, was entered into in April 1999 and replaced the Company's prior $250 million senior secured credit facility with Deutsche Bank. Inventory and assets of the Company, exclusive of inventory securing inventory financing and accounts receivable sold in asset securitization programs, secure the senior secured credit facility. The interest rate on borrowings under the senior secured credit facility for the term of the borrowing is equal to an annual rate determined by adding 2.5% to LIBOR in effect at the time of the borrowing. Borrowings for funds for the purchase of debentures are payable on or before March 31, 2003. The Company believes funds expected to be generated from operations will be sufficient to repay any borrowings under the senior secured credit facility.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         The information set forth in the section of the Offer to Purchase entitled "The Offer - Purpose and Effects of the Offer" is supplemented to add the following:

              The former Vanstar stockholders owned approximately 62.6% of the outstanding InaCom common stock and the former InaCom stockholders owned the remaining 37.4% following the Merger. Such ownership change may be deemed a Change in Control, as defined in the Indenture. Pursuant to the Indenture, holders who have not exercised such Change in Control Rights on or before the Expiration Date may not thereafter exercise Change in Control Rights arising from the merger of the Company and Vanstar. Holders of Debentures will continue to have Change in Control Rights for any future event which is a Change in Control of the Company.

         The first sentence in the section "Expiration Date: Extentions; Amendments; Termination" of the Offer to Purchase is deleted and replace with the following:

              The Offer will expire on April 30, 1999, the Expiration Date, unless extended pursuant to the procedures set forth herein.


         The information set forth in the section "Tendering Debentures" of the Offer to Purchase is supplemented as follows:

              Holders of Debentures may exercise a Change in Control Right by following the procedures set forth below.

Item 7.  Financial Information.

         On April 9, 1999, the Company entered into a senior secured credit facility of up to $450,000,000 with Deutsche Bank. Such facility will provide the source of funds for the purchase of the Debentures. See Item 2: Source and Amounts of Funds or Other Consideration. The following "Selected Unaudited Financial Information" reflects the use of such source of funds and amends and replaces the "Selected Unaudited Financial Information" contained in the Offer to Purchase.

                    SELECTED UNAUDITED FINANCIAL INFORMATION

         The following table sets forth the selected unaudited financial information of the Company at December 26, 1998 and for the year ended December 26, 1998 (adjusted to give effect to acquisition of Vanstar Corporation) and (i) the pro forma effect of the repurchase of the Company's 4.5% Subordinated Convertible Debentures due 2004 and (ii) the pro forma effect of the repurchase of both the 6% Convertible Subordinated Debentures due 2006 and the 4.5% Convertible Subordinated Debentures due 2004.

                                                                                           Pro Forma
                                                                -----------------------------------------------------------------
                                                   Restated
                                     InaCom        InaCom(1)    Adjustments(2)(4)  As Adjusted    Adjustments(3)(4) As Adjusted
                  (amounts in thousands except per share data)
INCOME STATEMENT DATA:
Revenue...........................$  4,258,425   $ 6,887,414    $        --        $  6,887,414   $        --       $  6,887,414
Net Earnings.......................     45,584       (8,560)         (1,527)           (10,087)          (489)          (10,576)
Earnings per share:
    Basic..........................       2.66        (0.19)          (0.04)             (0.23)         (0.01)            (0.24)
    Diluted.......................$       2.26        (0.19)    $     (0.04)       $     (0.23)   $     (0.01)      $     (0.24)
BALANCE SHEET DATA:
Total assets......................$  1,103,539   $ 1,880,984    $        --        $  1,880,984   $        --       $  1,880,984
Long-term debt....................     201,500       201,941             --             201,941            --            201,941
Company-obligated    mandatorily
   redeemable        convertible
   preferred    securities    of
   subsidiary    trust   holding
   solely            convertible
   subordinated  debt securities
   of the Company.................         --        194,974             --             194,974            --            194,974
Total stockholders' equity........$    425,137   $   565,224    $        --        $    565,224   $        --       $    564,224
Ratio  of   earnings   to  fixed
charges...........................        2.78          1.17             --                1.17            --               1.17
Book value per share..............$      25.35   $     12.62    $        --        $      12.62   $        --       $      12.62

(1) The merger of InaCom and Vanstar on February 17, 1999 was accounted for as a pooling of interests and accordingly supplemental consolidated financial statements that give retroactive effect to the merger have been filed in a Current Report on Form 8-K/A dated February 17, 1999.

(2) For purposes of pro forma adjustments to Income Statement Data, the 4.5% Subordinated Convertible Debentures due 2004 are assumed to have been repurchased at the beginning of fiscal 1998. The following provides a tabular analysis computing the pro forma adjustments to net earnings:

 (Dollars in Thousands)

Adjustments to Net Earnings
Interest expense actually incurred on 4.5% debentures during fiscal 1998 $         3,881

Interest expense which would have been incurred to fund repurchase under senior secured revolving credit facility at current
   interest rate of 7.5% ($86,250,000 x 7.5%)1                                    (6,469)
                                                                       ------------------
Net additional interest expense before taxes                             $        (2,588)
Income taxes benefit (expense)                                                     1,061
                                                                       ------------------
Net additional interest expense after tax                                $        (1,527)
                                                                       ==================

     1 The currently existing interest rate of 7.5% applicable to borrowing under the revolving credit facility is determined by adding 2.5% to LIBOR. See "Source of Funds and Other Consideration."

     For purposes of pro forma adjustments to Balance Sheet Data, the 4.5% Subordinated Convertible Debentures due 2004 are assumed to have been repurchased on December 26, 1998 and as such has the repurchase no pro forma effect on Balance Sheet Data. The amounts borrowed under the revolving credit facility to fund repurchase of the debentures would have a repayment term in excess of one year and would be considered long-term debt. As a consequence the overall balance of long-term debt would not change.

(3)  For purposes of pro forma  adjustments  to Income  Statement  Data,  the 6%
     Subordinated Convertible Debentures due 2006 are assumed to have been repurchased at the beginning of fiscal 1998. The following provides a tabular analysis computing the pro forma adjustments to net earnings:

(Dollars in Thousands)
Adjustments to Net Earnings

Interest expense actually  incurred on 6% debentures  during fiscal 1998 $        3,315

Interest expense which would have been incurred to fund repurchase under senior secured revolving credit facility at current interest
   rate of  7.5% ($55,250,000 x 7.5%)1                                           (4,144)
                                                                         -------------------
Net additional interest expense before taxes                             $         (829)

Income taxes benefit (expense)                                                      340
                                                                         -------------------
Net additional interest expense after tax                                $         (489)
                                                                         ===================

     1 The currently existing interest rate of 7.5% applicable to borrowing under the revolving credit facility is determined by adding 2.5% to LIBOR. See "Source of Funds and Other Consideration."

     For purposes of pro forma adjustments to Balance Sheet Data, the 6% Subordinated Convertible Debentures due 2006 are assumed to have been repurchased on December 26, 1998 and as such the repurchase has no pro forma effect on Balance Sheet Data. The amounts borrowed under the revolving credit facility to fund repurchase of the debentures would have a repayment term in excess of one year and would be considered long-term debt. As a consequence the overall balance of long-term debt would not change.

(4) Diluted earnings per share equals basic earnings per share. As a result of the net loss, calculating pro forma diluted earnings per share would have resulted in diluted earnings per share reflecting a smaller loss per share.

Item 9.  Material to be Filed as Exhibits.

   (a)  Exhibit 99.1(a)(7)     The Company's  Annual Report on Form 10-K for the
                               fiscal   year   ended   December   26,   1998  is
                               incorporated by reference.

        Exhibit 99.1(a)(8) The Company's Current Report on Form 8-K, as amended, dated February 17, 1999 is incorporated by reference.

        Exhibit 99.1(a)(9) Senior Secured Revolving Credit Agreement between the Company and Deutsche Bank dated April 1999.



                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         INACOM CORP.



                                             /s/ David C. Guenthner
                                         By:___________________________________
                                              David C. Guenthner
                                              Executive Vice President and
                                              Chief Financial Officer



Dated: April 14, 1999